UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

First Quarter 2016 Results

Buenos Aires, May 5, 2016 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the first quarter ended March 31, 2016.

Petrobras Argentina’s net income for the first quarter of fiscal year 2016 is a gain of ARS 931 million. Petrobras Argentina’s net income for the first quarter of previous year was a gain of ARS 822 million. The first quarter of 2015 includes a gain before income tax of ARS 674 million attributable to the sale of assets in the Austral basin.

The gain in the first quarter of 2016 is attributable to an operating income of ARS 1,688 million, partially offset by an income tax charge of ARS 675 million, financial expenses of ARS 49 million and a non-controlling interest charge of ARS 33 million.

Income Statement

Sales

Gross Profit

Equity in Earnings of Affiliates

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2016 quarter sales increased 39% to ARS 3,649 million, mainly due to improvements in the prices for oil and gas stated in pesos, which prices, taking the dollar as reference currency, reflected an increase in pesos in 2016 quarter derived from the devaluation in December 2015. This positive effect was partially offset by lower sales volumes, mainly as a consequence of the sale of assets in the Austral basin in the first quarter of 2015 and discontinuance of operations at Jagüel de los Machos field in the Province of La Pampa in September 2015.

Crude oil sales increased ARS 270 million to ARS 2,202 million in 2016 quarter, basically as a result of an improvement in prices stated in pesos, partially offset by the above mentioned decline in sales volumes.

Gas sales increased ARS 762 million to ARS 1,426 million in 2016 quarter, mainly as a result of an improvement in average sales prices attributable to implementation of Gas Plan II in 2016 quarter and, to a lesser extent, an improvement in average prices due to the higher proportion of Gas Plus sold. Sales volumes totaled 237 MMcf/d in 2016 quarter and 256 MMcf/d in 2015 quarter, mainly as a result of the sale of the Austral basin, partially offset by an increase in production from the Neuquén basin due to the start of production of non-conventional wells.

* Gross profit totaled ARS 1,623 million in 2016 quarter and ARS 854 million in 2015 quarter, with margins on sales of 44.5% and 32.6% in 2016 and 2015 quarters, respectively, mainly as a consequence of the improvement in sales prices in pesos.

Refining and Distribution

* In 2016 quarter sales increased ARS 248 million to ARS 3,276 million, mainly due to improvements in refined product sales prices, partially offset by lower crude oil sales volumes.

Sales volumes of refined products totaled 479.7 thousand cubic meters in 2016 quarter and 516.4 thousand cubic meters in 2015 quarter. In 2016 quarter volumes of gasoline and diesel oil sold at gas stations and IFO to the shipping sector improved, with declines in asphalt and fuel oil sales volumes.

* Gross profit totaled ARS 97 million in 2016 quarter and ARS 256 million in 2015 quarter, with margins on sales of 3% and 8.5%, respectively. The drop in margins is primarily attributable to the effects of the devaluation on the costs for the purchase of crude oil,  which costs, taking the dollar as reference currency, reflected an increase considerably higher than the improvement in average sales prices for refined products.

Petrochemicals

* Sales rose ARS 194 million to ARS 1,244 million in 2016 quarter, mainly due to improvements in sales prices stated in pesos, which prices, taking the dollar as reference currency and despite the drop in international reference prices, reflected an increase in  pesos as a result of the devaluation in December 2015.

Styrenic products sales revenues increased ARS 133 million to ARS 764 million in 2016 quarter, as a consequence of the above mentioned improvement in average sales prices in pesos. As regards volumes, styrene sales in the domestic market and synthetic rubber exports declined.

Sales revenues from the catalytic reformer plant operations rose ARS 71 million to ARS 480 million, basically due to the above mentioned improvement in average sales prices in pesos.

* Gross profit totaled ARS 236 million in 2016 quarter and ARS 190 million in 2015 quarter, with margins on sales of 19% and 18.1%, respectively.

Gas and Energy

Marketing and Transportation of Gas

* In 2016 quarter, natural gas sales revenues rose ARS 809 million to ARS 1,545 million, basically due to an improvement in average sales prices, partially offset by the effects of the sale of assets in the Austral basin, which resulted in a decline in sales volumes. The increase in average sales prices is primarily attributable to the implementation of Gas Plan II as from the second semester of 2015 and, to a lesser extent, increased volumes of non-conventional gas sold at Gas Plus price in 2016 quarter.

* Gross profit totaled ARS 133 million in 2016 quarter and ARS 42 million in 2015 quarter, with margins on sales of 8.6% and 5.7% in 2016 and 2015 quarters, respectively.

Electricity

* In 2016 first quarter sales for electricity generation rose ARS 223 million to ARS 581 million, basically due to an improvement in average sales prices, favorably impacted by dollar-denominated agreements for energy sales within the framework of the Energía Plus program and implementation of Resolutions No. 482/2015 dated July 2015 and No. 22/2016 dated March 2016. To a lesser extent, sales were also favorably impacted by a rise in sales volumes to 1,794 Gwh in 2016 quarter from 1,759 Gwh in 2015 quarter, due to the growth in demand, with increased sales volumes attributable to Genelba Plus Power Plant and a reduced delivery by Pichi Picún Leufú as a consequence of the scheduled shutdown in 2016 quarter.

* Gross profit totaled ARS 294 million in 2016 quarter and ARS 143 million in 2015 quarter, in line with higher average sales prices derived from Energía Plus agreements and the above mentioned resolutions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: May 6, 2016

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer